04014297

AM 11-30-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 11/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 26 2004 WASH., D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 46150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FASCO International, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20264 E. Carrey Road
(No. and Street)

Walnut	California	91789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charng-Yi Chen (909) 595-5523
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/12

OATH OR AFFIRMATION

I, Charng-Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FASCO International, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 16TH day of OCTOBER, 2004

Notary Public

Signature

President

Title

EVA JEN
Commission # 1335517
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FASCO International, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
FASCO International, Inc.

I have audited the accompanying statement of financial condition of FASCO International, Inc. as of September 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FASCO International, Inc. as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 1, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

FASCO International, Inc.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$ 16,796
Receivable from clearing firm	31,010
Receivable from mutual funds	355
Deposits with clearing firm	50,000
Property and equipment, net of $39,755 accumulated depreciation	3,554
Prepaid expenses	4,516
Other assets	179
Total assets	$ 106,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 28,635
Total liabilities	28,635
Commitments and contingencies	–
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized, 105,037 shares issued and outstanding	105,037
Additional paid-in capital	22,838
Accumulated deficit	(50,100)
Total stockholders' equity	77,775
Total liabilities and stockholders' equity	$ 106,410

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Operations
For the Year Ended September 30, 2004

Revenues	
Commissions	$ 799,753
Interest income	6,398
Other income	551
Total revenues	806,702
Expenses	
Commissions and floor brokerage	434,200
Taxes, other than income taxes	306
Other operating expenses	384,734
Total expenses	819,240
Income (loss) before income taxes	(12,538)
Income taxes provision	800
Net income (loss)	$ (13,338)

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2003	$ 105,037	$ 22,838	$ (36,762)	$ 91,113
Net income (loss)	–	–	(13,338)	(13,338)
Balance, September 30, 2004	$ 105,037	$ 22,838	$ (50,100)	$ 77,775

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ (13,338)
Adjustments to reconcile net income to net cash used in operating activities:		
Deprecation	$ 1,975	
(Increase) decrease in assets:		
Receivable from clearing firms	(10,283)	
Receivable from mutual funds	11	
Prepaid expenses	95	
Other assets	(179)	
Increase (decrease) in liabilities:		
Commissions payable	12,734	
Total adjustments		4,353
Net cash and cash equivalents used in operating activities		(8,985)
Cash flows from investing activities:		
Purchase of equipment	(483)	
Net cash and cash equivalents used in investing activities		(483)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(9,468)
Cash and cash equivalents, at beginning of year		26,264
Cash and cash equivalents, at end of year		$ 16,796

Supplemental disclosures of cash flow information:

Cash paid during the period ended September 30, 2004	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASCO International, Inc. (the "Company") was incorporated in the state of California on September 9, 1992. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in general securities, mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

The Company has more than 530 clients located in California. Roughly 150 clients are located in northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts in cash and cash equivalents.

Revenue Recognition

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commissions revenue and the related expenses which are recorded on a trade date basis.

Advertising

Advertising costs are expensed in the period the cost is realized.

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Note 2: PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2004 consisted of the following:

Office machinery and equipment	$ 10,746
Furniture and fixtures	23,643
Computer equipment	8,920
	43,309
Less accumulated depreciation	(39,755)
	$ 3,554

Depreciation expense for the year ended September 30, 2004 is $1,975.

Note 3: INCOME TAXES

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2004. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2004 can be carried forward until it expires at September 30, 2024.

The Company has a deferred tax asset of $8,746 related to the net operating loss carryforwards. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforwards. The Company has determined that it is more likely than not that the deferred tax asset may be realizable. Therefore, a 100% valuation allowance has been recorded.

Note 4: RELATED PARTY TRANSACTIONS

In February of 2004, the Company entered into a written agreement with SAGE Sinoservices (SAGE), a company wholly owned by one of the Company's shareholders, whereby SAGE would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to reimburse SAGE 75% of the expenses attributable to this agreement.

Under this agreement, the Company paid SAGE $52,589, included in other operating expenses, for the year ended September 30, 2004.

Note 5: COMMITMENTS AND CONTINGENCIES

The company is 40% owned by FASCO Holding, L.P (the "Limited Partnership"). This Limited Partnership was purchased by a publicly held company in 2000, which subsequently went bankrupt. Since 2000, the Company's best efforts to communicate with the Limited Partnership has received no responses. The Company, therefore does not know who currently owns the 40% interest in the Company.

The Company does not own copyrights to its Chinese name.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2004, the Company had net capital of $ 69,417, which was $19,417 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($28,635) to net capital was 0.41 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule	$ 69,417
Adjustments	-
Net capital per audited statements	$ 69,417

FASCO International, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2004

Computation of net capital		
Common stock	$ 105,037	
Additional paid-in capital	22,838	
Accumulated deficit	(50,100)	
Total stockholders' equity		$ 77,775
Less: Non-allowable assets		
Cash & cash equivalents	(109)	
Property & equipment	(3,554)	
Prepaid expenses	(4,516)	
Other assets	(179)	
		(8,358)
Net capital before haircuts		69,417
Haircuts on money markets		–
Net capital		69,417
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,909	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 19,417
Ratio of aggregate indebtedness to net capital	0.41: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 8.

See independent auditor's report.

FASCO International, Inc.
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2004

A computation of reserve requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

FASCO International, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2004

Information relating to possession or control requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

FASCO International, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
FASCO International, Inc.

In planning and performing my audit of the financial statements and supplement schedules of FASCO International, Inc.(the "Company") , for the year ended September 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by FASCO International, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC 's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
November 1, 2004